Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________

(020) 7519-7000
Fax: (020) 7519-7070
www.skadden.com

May 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E. Mail Stop 7010
Washington, D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

RE:	DRDGOLD Limited Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-28800)

Dear Mr. Schwall:

On behalf of DRDGOLD Limited (“DRDGOLD” or the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Jacob Hendrik Dissel, dated April 10, 2008, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (the “2007 Form 20-F”) and the Company’s letter to the Commission dated March 31, 2008, responding to the comments set forth in your letter to Mr. Jacob Hendrik Dissel, dated February 29, 2008.

Set forth below are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

Comment 1:
We understand from your response to engineering comment number 2 in your letter dated March 31, 2008, that you may have changed the methodology used to determine the price you use to estimate your reserve quantities. Please clarify this for us. As part of your response, explain to us, in detail, how you determined the price used to estimate your reserve quantities as of June 30, 2004, 2005, 2006 and 2007.

Securities and Exchange Commission
May 12, 2008

Response:
In light of significant movements in gold prices in recent years, in fiscal year 2006 the Company changed its method to determine the gold price used to estimate its ore reserves from the three-year average gold price to the gold price at the time of the reserve determination.

The gold prices used to estimate the Company’s reserve quantities as of June 30, 2004, 2005, 2006 and 2007 were determined as follows:

June 30, 2004

For fiscal year 2004, ore reserves were determined assuming a gold price of approximately R90,023 per kilogram ($400 per ounce), which was based upon a three-year historical daily average Rand gold price, calculated as follows. The three-year historical daily average Rand per kilogram gold price was determined by calculating the daily Rand gold price from July 1, 2001 to June 30, 2004, which was calculated using the U.S. Dollar gold price per ounce multiplied by the kilogram to ounce conversion rate of 32.1507 multiplied by the Rand-Dollar exchange rate for each day. The three-year historical average U.S. Dollar gold price was determined by using the closing U.S. Dollar price of gold per ounce per day reported by “Kitco.com” over the period from July 1, 2001 to June 30, 2004. The average exchange rate of ZAR7.00=$1.00 used to determine the Rand gold price per kilogram was the average daily Rand-Dollar exchange rate as reported by “Oanda.com” over the period from July 1, 2001 to June 30, 2004.

June 30, 2005

For fiscal year 2005, ore reserves were determined assuming a gold price of approximately R88,960 per kilogram ($381 per ounce), which was based upon a three-year historical daily average Rand gold price, calculated as follows. The three-year historical average Rand per kilogram gold price was determined by calculating the daily Rand gold price from July 1, 2002 to June 30, 2005, which was calculated using the U.S. Dollar gold price per ounce multiplied by the kilogram to ounce conversion rate of 32.1507 multiplied by the Rand-Dollar exchange rate for each day. The three-year historical average U.S. Dollar gold price was determined by using the closing U.S. Dollar price of gold per ounce per day reported by “Kitco.com” over the period from July 1, 2002 to June 30, 2005. The average exchange rate of ZAR7.26=$1.00 used to determine the Rand gold price per kilogram was the Rand-Dollar exchange rate as reported by “Oanda.com” over the period from July 1, 2002 to June 30, 2005.

June 30, 2006

For fiscal year 2006, ore reserves were determined assuming a gold price of R117,055 per kilogram ($582 per ounce). This gold price was determined by using the U.S. Dollar price of gold per ounce as reported by “Kitco.com” on March 31, 2006 multiplied by the kilogram to ounce conversion rate of 32.1507 and the Rand-Dollar exchange rate of ZAR6.2557=$1.00 as reported by “Oanda.com” on March 31, 2006.

Securities and Exchange Commission
May 12, 2008

June 30, 2007
For fiscal year 2007, ore reserves were determined assuming a gold price of R154,437 per kilogram ($660 per ounce). This gold price was determined by using the U.S. Dollar price of gold per ounce as reported by “Kitco.com” on March 30, 2007 multiplied by the kilogram to ounce conversion rate of 32.1507 and the Rand Dollar exchange rate of ZAR7.2781=$1.00 as reported by “Oanda.com” on March 31, 2007.

Comment 2:	To the extent you did change the methodology used to determine the price you use to estimate reserve quantities, please provide the following:

	•	Explain to us why you have made the change;
	•	Tell us whether you believe that the revised methodology would be appropriate if gold prices were moving downwards rather than upwards;
	•	Tell us what type of change you consider this to be under the guidance of SFAS No. 154;
	•	Quantify for us the impact of this change on your reported reserve quantities and your financial statements; and,
	•	Tell us where you disclosed this change and its impact in the footnotes to your financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:	Prior to fiscal year 2006, the Company used three-year average gold prices to determine its reserves. The decision to use a three-year average had been made by members of management who are no longer with the Company. In light of significant movements in gold prices in recent years, in fiscal year 2006, then current management reexamined the use of three-year average gold prices in its reserving methodology and determined to change to using prevailing gold prices for purposes of estimating ore reserves, based on management’s conclusion that the prevailing gold price at the time of reserve determination is a more appropriate measure for determining mineral deposits that could be economically and legally extracted at the time of the reserve determination, as required by SEC Industry Guide 7[1]. In the future, management plans to continue using prevailing gold prices for purposes of determining reserves.

As noted above, the Company believes that the prevailing gold price at the date of reserve determination is the most relevant measure for determining the mineral deposits that could be economically and legally extracted at the time of that determination, as required by SEC Industry Guide 7. The Company therefore believes that the prevailing price would be the appropriate price to determine reserves if gold prices were moving downwards rather than upwards.

____________________
[1]
The three-year average gold price for fiscal year 2005 was R88,960 per kilogram (fiscal year 2004: R90,023 per kilogram) versus a prevailing gold price of R86,726 per kilogram (fiscal year 2004: R86,535 per kilogram) at the time of the reserve determination. Thus the difference between the two measures had not had a material impact on reserve determination in those years. By contrast, the three-year average gold price for fiscal year 2007 was R115,314 per kilogram (fiscal year 2006: R93,800 per kilogram) versus a prevailing gold price of R154,437 (fiscal year 2006: R117,055 per kilogram) at the time of the reserve determination.

Securities and Exchange Commission
May 12, 2008

The Company does not believe that the guidance of SFAS No. 154 is applicable in this case, as SFAS No. 154 applies to the reporting of financial information in accordance with U.S. GAAP, not to the change of method to determine the gold price used in the estimation of the Company’s ore reserves. The Company does not include its ore reserves on the balance sheet and its ore reserves are not otherwise reflected in its financial statements. Furthermore, the change in the estimation of the gold price is neither an accounting change nor the correction of an error, but rather a change in the estimate of the gold price that is most relevant to determine the mineral deposits that could be economically and legally extracted at the time of the reserve determination, as required by SEC Industry Guide 7.

As noted above, the Company’s ore reserves are not reflected in its financial statements. Therefore, the change in the Company’s method to determine the gold price used in the estimation of the Company’s ore reserves had no impact on the Company’s financial statements. As a result, the change in methodology is not disclosed in the footnotes to the financial statements or Management’s Discussion and Analysis of Financial Condition and Results of Operation. In fiscal years 2005 and 2004, the three-year average gold price and the gold price at the time of the reserve determination were reasonably similar and therefore had no material impact on reported reserves. In fiscal years 2007 and 2006, the Company disclosed in its Form 20-F filings a sensitivity analysis showing the impact of using the gold price prevailing on the determination date versus the three-year historical average gold price[2]. The Company does not believe that any further disclosure is required as it has consistently applied SEC Industry Guide 7.

_________________
[2]
On page 29 of its 2007 Form 20-F, the Company stated the following: The measurement and classification of our proven and probable ore reserves are sensitive to the fluctuation of the gold price. If we look at gold prices different from the gold price of R154,437 per kilogram ($660 per ounce) used to estimate our attributable Ore Reserves of 6.3 million ounces of gold as of June 30, 2007 per the above Imperial schedule, we would have significantly different reserves. Using the same methodology and assumptions as were used to estimate our Ore Reserves as of June 30, 2007 but with different gold prices that are 10% above and below the gold price of R154,437 per kilogram ($660 per ounce) used to estimate our attributable gold reserves per our above schedules, our attributable gold reserves would be as follows:

Rand gold price per kilogram	R 115,314[1]	R138,994	R154,437	R169,881
U.S. Dollar gold price per ounce	$553[1]	$594	$660	$726
Attributable Ore Reserves (million ounces)	4.9	5.9	6.3	6.8

[1]	We calculated the three-year historical average gold price to be approximately R115,134 per kilogram ($553 per ounce).

(continued)

Securities and Exchange Commission
May 12, 2008

****

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, or by facsimile to our Washington D.C. office 202 393 5760, from where it will be directly forwarded to me. If you would like to discuss any aspect of the Company’s response, please call me on 011 44 207 519 7171, or in my absence James McDonald on 011 44 207 519 7183.

Sincerely,

Richard A. Ely

cc:	DRDGOLD Limited Craig Barnes Jacob Hendrik Dissel
Securities and Exchange Commission
Sean Donahue George K. Schuler

(cont’d from previous page)

On page 32 of its 2006 Form 20-F, the Company stated the following: The measurement and classification of our proven and probable ore reserves are sensitive to the fluctuation of the gold price. If we look at gold prices different from the gold price of R117,055 per kilogram ($582 per ounce) used to estimate our attributable Ore Reserves of 8.8 million ounces of gold as of June 30, 2006 per the above Imperial schedule, we would have significantly different reserves. Using the same methodology and assumptions as were used to estimate our Ore Reserves as of June 30, 2006 but with different gold prices that are 10% above and below the gold price of R117,055 per kilogram ($582 per ounce) used to estimate our attributable gold reserves per our above schedules, our attributable gold reserves would be as follows:

Rand gold price per kilogram	R93,800[1]	R105,300	R117,055	R128,700
U.S. Dollar gold price per ounce	$453[1]	$524	$582	$640
Attributable Ore Reserves (million ounces)	7.5	8.2	8.8	9.5

[1]	We calculated the three-year historical average gold price to be approximately R93,800 per kilogram ($453 per ounce).